EXHIBIT 1.01

PARTY CITY HOLDINGS INC.

Conflict Minerals Report

For the reporting period from January 1, 2014 to December 31, 2014

This Conflict Minerals Report (this “Report”) of Party City Holdings Inc. (the “Company”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014 (the “Reporting Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are collectively referred to herein as “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, and their derivatives which are limited to tantalum, tin and tungsten. References herein to the “Covered Countries” are to the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company’s policies prohibit the use of Conflict Minerals from Covered Countries, as documented in the Company’s vendor standards manual, which is available on the Company’s website at www.partycityvendors.com. The Company understands the importance of this issue to its customers. The Company encourages all of its suppliers to likewise support efforts that minimize the use of Conflict Minerals from Covered Countries in the Company’s supply chain. Non-compliance by the Company’s suppliers with such policy or otherwise with the Company’s supplier Code of Conduct will be reviewed by purchasing managers.

Business Overview

The Company is a global, vertically integrated designer, manufacturer, distributor and retailer of decorated party supplies. The Company’s products are found in over 40,000 retail outlets worldwide, including its own stores as well as independent party supply stores, mass merchants, grocery retailers, dollar stores and others.

Due Diligence Process

Led by a cross-functional team, the Company conducted in good faith a reasonable country of origin inquiry that was reasonably designed to determine whether any of the Conflict Minerals in the Covered Products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources. “Covered Products” refer to Company products for which Conflict Minerals are necessary to the functionality or production of such products, that were manufactured or contracted to be manufactured by the Company, and for which the manufacture was completed during the Reporting Period. The Company also exercised due diligence on the source and chain of custody of the Conflict Minerals.

Due to the complexity of the Company’s supply chain, the Company relied primarily on its direct suppliers to provide the requisite information for its inquiries and due diligence steps. For some of the Covered Products, the Company believes there are multiple third-parties between the ultimate manufacture of the products and the original sources of the materials that are used in the products. Moreover, the Company believes that its direct suppliers are best situated to identify the sources of Conflict Minerals.

The Company determined to take a conservative approach for its inquiries and due diligence steps. In particular, the Company sent a questionnaire to its suppliers of raw materials and finished products for the Company’s products in the Reporting Period. The questionnaire asked the suppliers to certify that no Conflict Minerals were used that were from any of the Covered Countries. Of the suppliers who responded to the questionnaire, which represented a substantial majority of those surveyed, none responded that the products that they manufacture for the Company contain Conflict Minerals from the Covered Countries.

Due Diligence Results

Although all responses received from suppliers indicated that they do not manufacture products for the Company that contain Conflict Minerals from Covered Countries, since the Company was unable to obtain responses from all suppliers contacted, the Company was unable to definitively conclude whether any Conflict Minerals in the Covered Products (i) may have originated in any of the Covered Countries, (ii) may be from recycled or scrap sources, or (iii) may have financed or benefited armed groups in the Covered Countries.

Due Diligence Enhancements

The Company expects to take the following steps, among others, to further mitigate the risk that the Conflict Minerals contained in the Company’s products finance or benefit armed groups in the Covered Countries and to obtain responses from all suppliers of raw materials and finished products: (i) continue to identify any products that the Company manufactures or contracts to manufacture that contain Conflict Minerals and focus its due diligence and reasonable country of origin analysis on the suppliers of such products; (ii) continue to engage with suppliers to obtain current, accurate and complete information about the supply chain; and (iii) follow up appropriately when information provided by suppliers appears to be missing, incomplete, inconsistent or not trustworthy.

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